Term Sheet To prospectus dated October 10, 2006, prospectus supplement dated November 13, 2006 and product supplement TTT dated November 5, 2007	Term Sheet No. 699TT/A†† Registration Statement No. 333-137902 Dated July 28, 2009 Rule 433
Structured Investments	Deutsche Bank $ Buffered Return Enhanced Notes Linked to the Performance of a Basket of Four Currencies Relative to the U.S. Dollar due August 3, 2011
General
•
The notes are designed for investors who seek a leveraged return of 1.38* times the appreciation of a basket of four currencies relative to the U.S. dollar, up to a Maximum Return on the notes of 13.80%* at maturity.  Investors should be willing to forgo coupon and dividend payments and, if the Basket declines by more than 20%, be willing to lose some or all of their investment.

•	Senior unsecured obligations of Deutsche Bank AG, London Branch maturing August 3, 2011†††.
•	Minimum purchase of $20,000. Minimum denominations of $1,000 and integral multiples thereof.
•	The notes are expected to price on or about July 29, 2009 (the “Trade Date”) and are expected to settle on or about August 3, 2009.
Key Terms
Issuer:	Deutsche Bank AG, London Branch
Basket:
The notes are linked to a weighted basket consisting of four currencies (each a “Basket Currency,” and together the “Basket Currencies”) that measures the performance of the Basket Currencies relative to the U.S. dollar. We refer to the Basket Currencies collectively as the “Basket.”

Basket Currency	Fixing Source	Fixing Time	Initial Spot Rate	Basket Currency Performance Weighting
Australian dollar (“AUD”)	Reuters page: WMRSPOT12	4:00 PM London		1/4
Brazilian real (“BRL”)	BRL PTAX at Reuters Page: BRFR	6:00 PM Sao Paulo		1/4
Chinese renminbi (“CNY”)	CNY SAEC at Reuters page: SAEC	9:15 AM Beijing		1/4
Norwegian krone (“NOK”)	Reuters page: WMRSPOT05	4:00 PM London		1/4
Currency of the Issue:	United States dollars
Upside Leverage Factor:	At least 1.38. The actual Upside Leverage Factor on the notes will be determined on the Trade Date and will not be less than 1.38.
Maximum Return:	At least 13.80%. The actual Maximum Return on the notes will be determined on the Trade Date and will not be less than 13.80%.
Payment at Maturity:
If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 face amount of notes equal to the Basket Return multiplied by the Upside Leverage Factor, subject to the Maximum Return on the notes.  For example, assuming an Upside Leverage Factor of 1.38* and a Maximum Return of 13.80%*, if the Basket Return is equal to or greater than 10.00%, you will receive the Maximum Return on the notes of 13.80%, which entitles you to a maximum payment at maturity of $1,138 for every $1,000 face amount of notes that you hold.  Accordingly, if the Basket Return is positive, your payment per $1,000 face amount of notes will be calculated as follows, subject to the Maximum Return:

$1,000 +[$1,000 x (Basket Return x Upside Leverage Factor)]

Your investment is protected against up to a 20% decline of the Basket at maturity.  If the Ending Basket Level is equal to the Starting Basket Level or declines from the Starting Basket Level by 20% or less, you will receive the face amount of your notes at maturity, subject to the credit of the Issuer.
If the Ending Basket Level declines from the Starting Basket Level by more than 20%, you will lose 1.25% of the face amount of your notes for every 1% that the Basket has declined below 20% of the Starting Basket Level and your final payment per $1,000 face amount of notes will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 20%) x 1.25]
You will lose some or all of your investment at maturity if the Ending Basket Level declines from the Starting Basket Level by more than 20%.
Buffer Amount:	20%
Downside Factor:	1.25
Basket Return:	The performance of the Basket from the Starting Basket Level to the Ending Basket Level, calculated as follows:
Ending Basket Level – Starting Basket Level
Starting Basket Level
The Basket Return may be positive or negative.
Starting Basket Level:	Set equal to 100 on the Trade Date.
Ending Basket Level:	The Ending Basket Level will be calculated as follows:

100 x [1 + (AUD Return x 1/4) + (BRL Return x 1/4) + (CNY Return x 1/4) + (NOK Return x 1/4)]
The AUD Return, BRL Return, CNY Return and NOK Return refer to the Basket Currency Performance for the Australian dollar, Brazilian real, the Chinese renminbi and the Norwegian krone, respectively.

Currency Performance:
With respect to the Brazilian real, the Chinese renminbi and the Norwegian krone, the performance of the relevant Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:

Initial Spot Rate – Final Spot Rate
Final Spot Rate
With respect to the Australian dollar, the performance of the Australian dollar from the Initial Spot Rate to the Final Spot Rate, calculated as follows:
Final Spot Rate – Initial Spot Rate
Initial Spot Rate
Initial Spot Rate:
The Initial Spot Rate for the Australian dollar will be the Australian dollar/U.S. dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of U.S. dollars per one Australian dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT12” or any successor page, on the Trade Date. The Initial Spot Rate for the Norwegian krone will be the U.S. dollar/Norwegian krone mid-spot rate at 4:00 p.m. London time, expressed as the amount of Norwegian kroner per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT05” or any successor page, on the Trade Date. The Initial Spot Rate for the Brazilian real will be the U.S. dollar/Brazilian real mid-spot rate at 4 p.m. London time, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT09” or any successor page, on the Trade Date. The Initial Spot Rate for the Chinese renminbi will be the U.S. dollar/Chinese renminbi mid spot rate at 4 p.m. London time, expressed as the amount of Chinese renmibi per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT12” or any successor page, on the Trade Date.

Final Spot Rate:	For each Basket Currency, the Spot Rate on the Final Valuation Date.
Spot Rate:
For each Basket Currency, the spot exchange rate for such currency against the U.S. dollar, as determined by the calculation agent by reference to the Spot Rate definitions set forth in this term sheet under “Spot Rate.”  The Spot Rate for the Australian dollar is expressed as units of U.S. dollars per Australian dollar, while the Spot Rates for the Brazilian real, Chinese renminbi and Norwegian krone are expressed as units of the respective currency per U.S. dollar.  The Spot Rates are subject to the provisions set forth under “Market Disruption Events” in this term sheet.

Final Valuation Date†††:	July 29, 2011
Maturity Date†††:	August 3, 2011
Listing:	The notes will not be listed on any securities exchange.
CUSIP / ISIN:	2515A0 N2 5 / US2515A0N253
†
For the purposes of this term sheet, all references to “return optimization securities” or “ROS” in product supplement TT refer to the “Buffered Return Enhanced Notes” or “notes” offered by this term sheet.

††	This amended and restated term sheet supersedes term sheet No. 699TT in its entirety. We refer to this amended and restated term sheet as “term sheet.”
†††	Subject to postponement in the event of a market disruption event as described in the accompanying product supplement for these buffered return enhanced notes.
*	The actual Upside Leverage Factor and Maximum Return on the notes will be set on the Trade Date.

Investing in the Buffered Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-9 of the accompanying product supplement and “Selected Risk Considerations” beginning on page 5 of this term sheet.

JPMorgan
Placement Agent

July 28, 2009	(cover continued on next page)

(cover continued on next page)

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement and this term sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement for return enhanced notes, the prospectus supplement and the prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Fees(2)	Proceeds to Issuer
Per note	$1,000.00	$15.00	$985.00
Total	$	$	$
(1)  Certain fiduciary accounts will pay a purchase price of $985.00 per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)  Please see "Supplemental Plan of Distribution" in this term sheet for information about fees.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. In addition, the notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated October 10, 2006, as supplemented by the prospectus supplement dated November 13, 2006 relating to our Series A global notes of which these notes are a part, and the more detailed information contained in product supplement TT dated November 5, 2007. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Product supplement TT dated November 5, 2007:
http://www.sec.gov/Archives/edgar/data/1159508/000119312507235066/d424b21.pdf

Prospectus supplement dated November 13, 2006: http://www.sec.gov/Archives/edgar/data/1159508/000119312506233129/d424b3.htm

Prospectus dated October 10, 2006:
http://www.sec.gov/Archives/edgar/data/1159508/000095012306012432/u50845fv3asr.htm

Our Central Index Key, or CIK, on the SEC website is 0001159508. As used in this term sheet, “we,” “us” or “our” refers to Deutsche Bank AG, including, as the context requires, acting through one of its branches.

This term sheet, together with the documents listed above, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before deciding to invest in the notes.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table and graph illustrate the hypothetical total return at maturity on the notes.  The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 face amount of notes to $1,000.  The hypothetical total returns set forth below assume a Starting Basket Level of 100, an Upside Leverage Factor of 1.38 and a Maximum Return on the notes of 13.80%.  The actual Upside Leverage Factor and Maximum Return on the notes will be determined on the Trade Date.  The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes.  The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return	Payment at Maturity
180.00	80.00%	13.80%	$1,138.00
165.00	65.00%	13.80%	$1,138.00
150.00	50.00%	13.80%	$1,138.00
140.00	40.00%	13.80%	$1,138.00
125.00	25.00%	13.80%	$1,138.00
120.00	20.00%	13.80%	$1,138.00
110.00	10.00%	13.80%	$1,138.00
105.00	5.00%	6.90%	$1,069.00
102.50	2.50%	3.45%	$1,034.50
101.00	1.00%	1.38%	$1,013.80
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	0.00%	$1,000.00
90.00	-10.00%	0.00%	$1,000.00
85.00	-15.00%	0.00%	$1,000.00
80.00	-20.00%	0.00%	$1,000.00
70.00	-30.00%	-12.50%	$875.00
60.00	-40.00%	-25.00%	$750.00
50.00	-50.00%	-37.50%	$625.00
40.00	-60.00%	-50.00%	$500.00
30.00	-70.00%	-62.50%	$375.00
20.00	-80.00%	-75.00%	$250.00
10.00	-90.00%	-87.50%	$125.00
0	-100.00%	-100.00%	$0.00

Buffered Return Enhanced Notes Linked to a Basket of Four Currencies Relative to the U.S. Dollar

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the hypothetical total returns set forth in the table and graph above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5.0% multiplied by 1.38 does not exceed the Maximum Return of 13.80%, the investor receives a payment at maturity of $1,069.00 per $1,000 face amount of notes, calculated as follows:

$1,000 + [$1,000 x (5.0% x 1.38)] = $1,069.00

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90.  Because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 20%, the investor will receive a payment at maturity of $1,000.00 per $1,000 face amount of notes.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120.  Because the Basket Return of 20.0% multiplied by 1.38 exceeds the Maximum Return of 13.80%, the investor receives a payment at maturity of $1,138.00 per $1,000 face amount of notes, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70.  Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 20%, the Basket Return is negative and the investor will receive a payment at maturity of $875.00 per $1,000 face amount of notes calculated as follows:

$1,000 + [$1,000 x (-30% + 20%) x 1.25] = $875.00

Selected Purchase Considerations

•
APPRECIATION POTENTIAL IF THE BASKET RETURN IS POSITIVE – The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.38, up to the Maximum Return on the notes of 13.80%, or $1,138.00 for every $1,000 face amount of notes.  The actual Upside Leverage Factor on the notes will be set on the Trade Date and will not be less than 1.38.  The actual Maximum Return on the notes will be set on the Trade Date and will not be less than 13.80%.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
LIMITED PROTECTION AGAINST LOSS – Payment at maturity of the face amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 20%.  If the Ending Basket Level declines by more than 20% of the Starting Basket Level, for every 1% decline of the Basket below 20% of the Starting Basket Level, you will lose an amount equal to 1.25% of the face amount of your notes.

•
DIVERSIFICATION AMONG THE BASKET CURRENCIES – The return on the notes is linked to the performance of a basket of four currencies, which we refer to as the Basket Currencies, relative to the U.S. dollar, and will enable you to participate on a leveraged basis in any appreciation of the Basket Currencies relative to the U.S. dollar, during the term of the notes. Accordingly, the value of the Basket increases if the Basket Currencies appreciate in value relative the U.S. dollar. The Basket derives its value from an equally weighted group of currencies consisting of the Australian dollar, the Brazilian real, the Chinese renminbi and the Norwegian krone.

•	CERTAIN TAX CONSEQUENCES — You should review carefully the section in this term sheet entitled “Certain U.S. Federal Income Tax Consequences.”

Under current law, the United Kingdom will not impose withholding tax on payments made with respect to the notes.

For a discussion of certain German tax considerations relating to the notes, you should refer to the section in the accompanying prospectus supplement entitled “Taxation by Germany of Non-Resident Holders.”

We do not provide any advice on tax matters. Both U.S. and non-U.S. holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of investing in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Basket Currencies.  These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement.

•
MARKET RISK – The notes do not guarantee any return of your investment.  The return on the notes at maturity is linked to the performance of the Basket Currencies relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative.  Your investment will be exposed on a leveraged basis of 1.25% to each 1% decline in the Ending Basket Level below the 20% Buffer Amount as compared to the Starting Basket Level.

•
YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN – If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 face amount of notes, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the face amount, regardless of the appreciation in the Basket, which may be significant.  We refer to this percentage as the Maximum Return, which will be set on the Trade Date and will not be less than 13.80%.

•	THE NOTES DO NOT PAY INTEREST – You will not receive interest payments on the notes during the term of the notes.

•
THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.  PAYMENT AT MATURITY OF THE NOTES IS SUBJECT TO OUR CREDITWORTHINESS – An actual or anticipated downgrade in our credit rating will likely have an adverse effect on the market value of the notes.

•
INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES – You may receive a lower Payment at Maturity than you would have received if you had invested directly in the Basket Currencies. In addition, the Basket Return is based on the Currency Performances for each of the Basket Currencies, which is in turn based upon the formula set forth above. The Currency Performances are dependent solely on such stated formula and not on any other formula that could be used for calculating currency performances.

•
THE ORIGINAL ISSUE PRICE OF THE NOTES INCLUDES THE AGENTS’ COMMISSION AND THE ESTIMATED COSTS OF HEDGING OUR OBLIGATIONS UNDER THE NOTES THROUGH ONE OR MORE OF OUR AFFILIATES – As a result, the price, if any, at which Deutsche Bank AG or its affiliates will be willing to purchase notes from you, prior to maturity, in secondary market transactions, will likely be lower than the original issue price, and any such sale could result in a substantial loss to you.

•
THE NOTES ARE NOT DESIGNED TO BE SHORT-TERM TRADING INSTRUMENTS – The notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your notes to maturity.

•
GAINS IN THE CURRENCY PERFORMANCE OF ONE OR MORE BASKET CURRENCIES MAY BE OFFSET BY LOSSES IN THE CURRENCY PERFORMANCE OF OTHER BASKET CURRENCIES – The notes are linked to the performance of the Basket, which is composed of four Currency Performances with equal weightings. The performance of the Basket will be based on the appreciation or depreciation of the Basket as a whole. Therefore, positive Currency Performances of one or more Basket Currencies may be offset, in whole or in part, by negative Currency Performances of one or more other Basket Currencies of equal or greater magnitude, which may result in an aggregate Basket Return equal to or less than zero. The performance of the Basket is dependent on the Currency Performance of each Basket Currency, which is in turn based upon the formula set forth above.

•
CURRENCY MARKETS MAY BE VOLATILE – Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the values of the Basket Currencies and the value of your notes in varying ways, and different factors may cause the values of the Basket Currencies and the volatility of their prices to move in inconsistent directions at inconsistent rates.

•
LEGAL AND REGULATORY RISKS – Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the notes.

•
THE NOTES ARE SUBJECT TO EMERGING MARKETS’ POLITICAL AND ECONOMIC RISKS – Two of the Basket Currencies, the Brazilian real and the Chinese renminbi, are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of the Basket Currencies, and, consequently, the return on the notes.

•
IF THE LIQUIDITY OF THE BASKET CURRENCIES IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED – Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date would likely have an adverse effect on the Final Spot Rate for each Basket Currency, and therefore, on the return on your notes. Limited liquidity relating to any Basket Currency may also result in Deutsche Bank AG, London Branch , as calculation agent, being unable to determine the Basket Returns using its normal means. The resulting discretion by the calculation agent in determining the Basket Return could, in turn, result in potential conflicts of interest.

•
POTENTIAL CONFLICTS OF INTEREST EXIST BECAUSE THE ISSUER AND THE CALCULATION AGENT FOR THE NOTES ARE THE SAME LEGAL ENTITY – Deutsche Bank AG, London Branch is the Issuer of the notes and the calculation agent for the notes. Deutsche Bank AG, London Branch carries out calculations necessary to calculate the Basket Return and maintains some discretion as to how such calculations are made, in particular if the rate source for any of the Basket Currencies (as set forth below) is not available. In addition, the Issuer may hedge its obligations under the notes. There can be no assurance that any determinations made by Deutsche Bank AG, London Branch in these various capacities will not affect the value of the notes or the performance of the Basket Currencies.

•
SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE BASKET CURRENCIES MAY ADVERSELY AFFECT THE VALUE OF THE NOTES – The currency markets are subject to temporary distortions and disruptions due to various factors, including government regulation and intervention, the lack of liquidity in the markets and the participation of speculators. These circumstances could adversely affect the exchange rates of the Basket Currencies and, therefore, the value of the notes.

•
LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG or its affiliates intend to offer to purchase the notes in the secondary market but are not required to do so and may cease such market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell your notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG or its affiliates are willing to buy the notes.

•
THE PAYMENT FORMULA FOR THE NOTES WILL NOT TAKE INTO ACCOUNT ALL DEVELOPMENTS IN THE BASKET CURRENCIES – Changes in the Basket Currencies during the term of the notes before the Final Valuation Date may not be reflected in the calculation of the payment at maturity. Generally, the calculation agent will calculate the Basket Return by multiplying the Currency Performance for each Basket Currency by its respective weighting and then taking the sum of the weighted Currency Performances, as described above. The Currency Performances will be calculated only as of the Final Valuation Date. As a result, the Basket Return may be less than zero even if the Basket Currencies had moved favorably at certain times during the term of the notes before moving to unfavorable levels on the Final Valuation Date.

•
WE AND OUR AFFILIATES AND AGENTS, OR J.P. MORGAN CHASE & CO. AND ITS AFFILIATES, MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.  ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE VALUE OF THE BASKET CURRENCIES TO WHICH THE NOTES ARE LINKED OR THE VALUE OF THE NOTES – We, our affiliates and agents, and J.P. Morgan Chase & Co. and its affiliates, publish research from time to time on financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the notes. We, our affiliates and agents, or J.P. Morgan Chase & Co. and its affiliates, may publish research or other opinions that are inconsistent with the investment view implicit in the notes. Any research, opinions or recommendations expressed by us, our affiliates or agents, or J.P. Morgan Chase & Co. or its affiliates, may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes and the Basket Currencies to which the notes are linked.

•
ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – We expect that, generally, the exchange rates for the Basket Currencies on any day will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to the appreciation or depreciation of the Basket Currencies relative to the U.S. dollar. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

•	the expected volatility of the Basket Currencies and the U.S. dollar, as reference currency;
•	the time to maturity of the notes;
•	the exchange rates and the volatility of the exchange rate between each Basket Currency and the U.S. dollar;
•	interest and yield rates in the market generally and in the markets of the Basket Currencies and the U.S. dollar;
•	a variety of economic, financial, political, regulatory or judicial events;
•	supply and demand for the notes; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•
HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES – It is impossible to predict whether any of the AUD/USD Spot Rate, the USD/BRL Spot Rate, the USD/CNY Spot Rate and the USD/NOK Spot Rate will rise or fall. The AUD/USD Spot Rate, the USD/BRL Spot Rate, the USD/CNY Spot Rate and the USD/NOK Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

•
MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN – The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining the Basket Return or payment at maturity in the ordinary manner, the calculation agent will determine the Basket Performance or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Certain U.S. Federal Income Tax Consequences

This section is a summary of certain material U.S. federal income tax consequences of ownership and disposition of the notes. It replaces in their entirety the sections in the accompanying product supplement entitled “Certain U.S. Federal Income Tax Consequences,” “Descriptions of Return Optimization Securities—What are the tax consequences of the ROS?” and “Risk Factors—The U.S. tax consequences of an investment in the ROS are unclear.”

The following discussion applies only to an investor who holds the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the “Code”). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this term sheet may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor’s particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities or foreign currencies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the notes as a part of a hedging transaction, straddle, conversion or integrated transaction, U.S. holders (as defined below) who have a “functional currency” other than the U.S. dollar, or any individual non-U.S. investor who is present in the United States for 183 days or more in a taxable year in which the investor’s notes are sold or retired.

Tax Treatment of the Notes

No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). As a result, there is substantial uncertainty regarding the U.S. federal income tax consequences to you of an investment in the notes, and no assurance can be given that the IRS or a court will agree with the treatment of the notes described herein.  In particular, it is unclear whether the notes will be treated as debt or as prepaid financial contracts for U.S. federal income tax purposes. For purposes of fulfilling an obligation to provide information to the IRS, we intend to treat the notes as debt instruments issued by us that are governed by Treasury regulations relating to the taxation of contingent payment debt instruments, with the consequences described below.

We do not provide any advice on tax matters. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes (including possible alternative treatments and your reporting obligation if you do not treat the notes as contingent payment debt instruments) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. The following discussion assumes that the treatment of the notes as contingent payment debt instruments is respected.

Tax Consequences to U.S. Holders

You are a “U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of the notes who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Assuming the notes are treated as contingent payment debt instruments, they will be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income in each year the OID on the notes as described below, although we will not make any payment on the notes prior to maturity. We are required to determine a “comparable yield” for the notes. The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a “projected payment schedule” representing a payment at maturity that would produce a yield to maturity on the notes equal to the comparable yield.

You may obtain the comparable yield and the projected payment schedule by submitting a written request to Deutsche Bank Securities Inc., 60 Wall Street, 31st Floor, Mail Stop NYC60-3106, New York,New York10005, Attention: Brian Polchinski, 212-250-1039. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals and any adjustments thereto in respect of the notes, unless you timely disclose the use of other estimates to the IRS.

Accordingly, you will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of the notes, that equals: the product of (i) the adjusted issue price of the notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the notes, adjusted for the length of the accrual period; multiplied by the number of days during the accrual period that you held the notes; and divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the “adjusted issue price” of a note is its “issue price” increased by any interest income previously accrued. Regardless of your accounting method, you will be required to accrue OID on the notes as interest income at the comparable yield.

Upon a sale, exchange or retirement of a note, you will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the note. Your adjusted tax basis in a note will equal the cost thereof, increased by the amount of interest income accrued by you in respect of the note. Any gain will be treated as interest income and any loss will be treated first as ordinary loss, to the extent of previous interest inclusions,and then as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a “non-U.S. holder” if, for U.S. federal income tax purposes, you are a beneficial owner of the notes who is: (i) a nonresident alien individual; (ii) a foreign corporation; or (iii) a foreign estate or trust.

Payment to you on the notes, and any gain realized on a sale or exchange of the notes, should be exempt from U.S. federal withholding or income tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a trade or business in the United States.

If you are engaged in a trade or business in the United States, and if income or gain from the notes is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

Proceeds received from a sale, exchange or retirement of the notes will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S.

holder) or meet certain other conditions. If you are a non-U.S. holder and you provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our affiliates.  The hedging or trading activities of our affiliates on or prior to the Trade Date and on the Final Valuation Date could adversely affect the value of the Basket and, as a result, could decrease the amount you may receive on the notes at maturity.

Spot Rates

The Spot Rate for the Australian dollar on each date of calculation will be the Australian dollar/U.S. dollar mid-spot rate at 4:00 p.m. London time, expressed as the amount of U.S. dollars per one Australian dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT12” or any successor page, on such date of calculation.

The Spot Rate for the Brazilian real on each date of calculation will be the U.S. dollar/Brazilian real offered rate for U.S. dollars, expressed as the amount of Brazilian reais per one U.S. dollar, for settlement in two business days, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 (“Consulta de Cambio” or Exchange Rate Inquiry), Option 5 (“Cotacoes para Contabilidade” or Rates for Accounting Purposes), by approximately 6:00 p.m., Sao Paulo time, on such date of calculation, which appears on Reuters Page "BRFR" or any successor page, on such date of calculation.

The Spot Rate for the Chinese renminbi on each date of calculation will be the U.S. dollar/Chinese renminbi official fixing rate, expressed as the amount of Chinese renminbi per one U.S. dollar, for settlement in two business days, as reported by the People’s Bank of China, Beijing, People’s Republic of China, which appears on the Reuters Screen “SAEC” Page opposite the symbol “USDCNY=“ at approximately 9:15 a.m., Beijing time, on such date of calculation.

The Spot Rate for the Norwegian krone on each date of calculation will be the U.S. dollar/Norwegian krone mid-spot rate at 4:00 p.m. London time, expressed as the amount of Norwegian kroner per one U.S. dollar, for settlement in two business days, as reported by the W.M. Company, which appears on Reuters Page “WMRSPOT05” or any successor page, on such date of calculation.

If any of the foregoing Spot Rates is unavailable (or is published in error), the Spot Rate for such Basket Currency shall be selected by the calculation agent in good faith and in a commercially reasonable manner.

Market Disruption Events

The calculation agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing one or more of the Basket Currencies or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the calculation agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the notes or prevents the calculation agent from determining such value or amount in the ordinary manner, the calculation agent will determine such value or amount in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and Maturity Date may be postponed, which may adversely affect the return on your notes. For example, if the source for an exchange rate is not available on the Final Valuation Date, the calculation agent may determine the exchange rate for such date, and such determination may adversely affect the return on your notes.

Historical Information

The following charts show the historical performance of the Basket as well as historical individual exchange rates for each of the Basket Currencies against the U.S. dollar. In each case, the charts use exchange rates that are based on Bloomberg end-of-day quotations for the period-end dates set forth in the following tables and not on the Spot Rates set forth above. These historical data are shown for the period from July 26, 1999 through July 24, 2009. These historical data are for illustrative purposes only and are not indicative of the historical or future values of the Spot Rates (which are determined as set forth below) or of the historical or future performance of the Basket. We cannot give you any assurance that the Basket Performance will be greater than zero or that you will receive any positive return on your investment. Any historical upward or downward trend in the exchange rates set forth in the following charts during any period set forth below is not an indication that the Spot Rates or Basket Return is more or less likely to increase or decrease at any time during the term of the notes. As set forth in the following tables, for the Australian dollar, a higher exchange rate for a given year indicates a strengthening of the Australian dollar relative to the U.S. dollar, while a lower exchange rate indicates a weakening of the Australian dollar relative to the U.S. dollar. For the Brazilian real, the Chinese renminbi and the Norwegian krone, a higher exchange rate for a given year indicates a weakening of the relevant Basket Currency relative to the U.S. dollar, while a lower exchange rate indicates a strengthening of that Basket Currency relative to the U.S. dollar. The graphs following each Basket Currency’s exchange rate table set forth the historical exchange rate performance of each respective Basket Currency for the period from July 26, 1999 through July 24, 2009. The daily exchange rates published by Bloomberg Financial Markets may differ from the Spot Rates for the applicable Basket Currency. We will not use Bloomberg Financial Markets to determine the applicable Spot Rate for each of the Basket Currencies.

Past performance is not indicative of future performance.

Australian Dollar
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through July 24, 2009
(expressed as units of U.S. dollars per Australian dollar)

Australian Dollar	High	Low	Period End
1999	0.6730	0.6098	0.6567
2000	0.6686	0.5071	0.5587
2001	0.5725	0.4775	0.5095
2002	0.5778	0.5052	0.5616
2003	0.7538	0.5611	0.7520
2004	0.8005	0.6778	0.7803
2005	0.7990	0.7235	0.7328
2006	0.7930	0.7016	0.7885
2007	0.9401	0.7675	0.8751
2008	0.9850	0.6009	0.7026
2009 (through July 24, 2009)	0.8263	0.6249	0.8172

AUD/USD Spot Rate

Past performance is not indicative of future performance.

Brazilian Real
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through July 24, 2009
(expressed as units of Brazilian reais per U.S. dollar)

Brazilian Real	High	Low	Period End
1999	2.1600	1.2063	1.7990
2000	1.9885	1.7090	1.9500
2001	2.8390	1.9310	2.3105
2002	4.0040	2.2530	3.5400
2003	3.6815	2.8065	2.8915
2004	3.2420	2.6492	2.6560
2005	2.7854	2.1540	2.3355
2006	2.4035	2.0510	2.1364
2007	2.1640	1.7269	1.7800
2008	2.6202	1.5545	2.3145
2009 (through July 24, 2009)	2.4501	1.8824	1.8957

USD/BRL Spot Rate

Past performance is not indicative of future performance.

Chinese Renminbi
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through July 24, 2009
(expressed as units of Chinese renminbi per U.S. dollar)

Chinese Renminbi	High	Low	Period End
1999	8.2805	8.2769	8.2795
2000	8.2800	8.2760	8.2774
2001	8.2790	8.2754	8.2765
2002	8.2778	8.2760	8.2770
2003	8.2779	8.2762	8.2767
2004	8.2776	8.2763	8.2765
2005	8.2768	8.0701	8.0702
2006	8.0704	7.7980	7.8045
2007	7.8171	7.3019	7.3036
2008	7.3060	6.8061	6.8277
2009 (through July 24, 2009)	6.8562	6.8108	6.8316

USD/CNY Spot Rate

Past performance is not indicative of future performance.

Norwegian Krone
Historical High, Low and Period-End Exchange Rates
January 1, 1999 through July 24, 2009
(expressed as units of Norwegian kroner per U.S. dollar)

Norwegian Krone	High	Low	Period End
1999	8.1215	7.3030	8.0167
2000	9.6337	7.8675	8.8031
2001	9.4870	8.5035	8.9632
2002	9.1445	6.9227	6.9370
2003	7.7147	6.6024	6.6652
2004	7.1859	6.0306	6.0805
2005	6.8231	6.0604	6.7442
2006	6.8626	5.9810	6.2356
2007	6.4988	5.2428	5.4371
2008	7.3144	4.9439	6.9538
2009 (through July 24, 2009)	7.2969	6.1183	6.2448

USD/NOK Spot Rate

Past performance is not indicative of future performance.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $15.00 per $1,000 principal amount of notes.